UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OF SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54480

ALST CASINO HOLDCO, LLC

(Exact name of registrant as specified in its charter)

7300 Aliante Parkway

North Las Vegas, NV 89084

(702) 692-7777

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, ALST Casino Holdco, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 27, 2016	By:	/s/ Brian A. Larson
	Name:	Brian A. Larson
	Title:	Senior Vice President and Secretary